                                   EXHIBIT 11


                                          Three Months Ended   Six Months Ended
                                               June 30,            June 30,
                                            1997       1996     1997     1996
                                          ---------  --------  -------  -------
                                          (In thousands, Except per Share Data)
Net income                                   $1,524    $1,250   $2,847   $2,404

Primary average common and common             2,545     2,484    2,523    2,480
 equivalent shares
Primary earnings per common and common       $ 0.60    $ 0.50   $ 1.13   $ 0.97
 equivalent share

Fully diluted average common and common       2,545     2,484    2,523    2,480
 equivalent shares
Fully diluted earnings per common and        $ 0.60    $ 0.50   $ 1.13   $ 0.97
 common equivalent share

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